Rezolute, Inc.
201 Redwood Shores Parkway, Suite 315
Redwood City, CA 94065

June 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:      Jane Park

Re: Rezolute, Inc. Registration Statement on Form S-3 File No. 333-265703

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM EDT on July 1, 2022, or as soon thereafter as is practicable.

Very truly yours, REZOLUTE, INC.

By:	/s/ Nevan Elam
Name:	Nevan Elam
Title:	Chief Executive Officer